EXPENSE LIMITATION AGREEMENT
FOR PARTNERS III OPPORTUNITY FUND

THIS AGREEMENT, dated as of August 1, 2011, is made and entered into by and between The Weitz Funds, a Delaware statutory trust (the “Trust”), on behalf of its series Partners III Opportunity Fund (the “Fund”), and Wallace R. Weitz & Company, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser and manager of the Fund pursuant to a Management and Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Adviser has been appointed the administrator, transfer agent and dividend disbursing agent of the Fund with respect to the Fund’s Investor Class Shares pursuant to an Administration Agreement for Investor Class Shares between the Trust, on behalf of the Fund, and the Adviser (the “Investor Shares Administration Agreement”); and

WHEREAS, the Adviser has been appointed the administrator, transfer agent and dividend disbursing agent of the Fund with respect to the Fund’s Institutional Class Shares pursuant to an Administration Agreement for Institutional Class Shares between the Trust, on behalf of the Fund, and the Adviser (the “Institutional Shares Administration Agreement”); and

WHEREAS, the Trust has adopted a Plan Pursuant to Rule 18f-3 Under the Investment Company Act of 1940 (the “18f-3 Plan”) pursuant to which the Trust may issue Investor Class Shares and Institutional Class Shares and of the Fund, subject to differing fees and expenses; and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund and its Investor Class Shares and its Institutional Class Shares;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.
Through July 31, 2012, the Adviser agrees to limit its fees and/or reimburse other expenses of the Fund to the extent necessary to limit the total Class Expenses (as such term is defined in the Rule 18f-3 Plan) of the Investor Class Shares to an amount that is no greater than 0.25% per annum more than the total Class Expenses (as such term is defined in the Rule 18f-3 Plan) of the Institutional Class Shares (in each case, as such Class Expenses are expressed as a percentage of the average daily net assets of the respective share class).

2.
Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

3.	This Agreement may only be amended or terminated by the Trustees of the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WEITZ FUNDS                                                                                    WALLACE R. WEITZ & COMPANY, INC.

on behalf of its series the
Partners III Opportunity Fund

By:       /s/Kenneth R. Stoll                                                                   By:      /s/Wallace R. Weitz

Name: Kenneth R. Stoll                                                                         Name: Wallace R. Weitz

Title:   Vice President                                                                            Title:    President

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